FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS AMÉRICAS ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON MARCH 31, 2015

▪	Enersis Américas’ EBITDA as of March 31, 2016 amounted to Ch$ 426,054 million, 1.3% higher than the Ch$ 420,724 million from the first quarter of 2015. Considering only the operating EBITDA, this is, isolating the foreign exchange rate impact, EBITDA would have increased 19.5%.

▪	The generation business showed an EBITDA increase of Ch$ 28,496 million, 13.3% higher than the same period of 2015. This is explained mostly by good results obtained in Colombia and Peru, which was partially offset by a lower EBITDA in Brazil.

▪	In the distribution business, the EBITDA was 6.6% lower than that of the first quarter of the previous year, amounting to Ch$ 196,356 million, attributable mostly to decreases in Brazil, Argentina and Colombia. This was partially offset by a better performance in Peru.

▪	Net profit after taxes decreased by 11.9% compared to the previous year. However, if we isolate the non-recurring impact of fines in Edesur totaling Ch$ 52,018 million, net profits increased by 14.6%.

▪	In the distribution business, the customer base expanded by nearly 374,000 new customers during the last twelve months, now exceeding 13.4 million customers. The energy demand in the Group’s concession areas remained in line with that of the same period of 2015, totaling physical sales of 15,974 GWh.

▪	In the generation business, the production of accumulated net energy amounted to 9.857 GWh, which represents a 6.9% drop compared to the first quarter of 2015. On the other hand, physical sales increased by 5.3% compared to the same period of 2015, totaling 12,359 GWh, mostly attributable to higher sales in Brazil and Colombia.

• 1 •

ECONOMIC – FINANCIAL SUMMARY

➢  The Company’s operating income increased by 2.5% compared to the first quarter of 2015, reaching Ch$ 338,048 million, mainly explained by the positive performance of the generation business.

➢  The net financial income shows higher expenses of Ch$ 54,075 million.  This is mainly attributable to quality of service’s fines paid by Edesur, amounting Ch$ 52,018 million, due to an update of the value of past fines.

➢  Income before taxes amounted to Ch$ 230,882 million, or a 17.3% reduction, compared to the first quarter of 2015.

➢  Corporate taxes paid out by the Company were 29.9% lower than in the previous year, representing an expense of Ch$ 58,176 million, mostly attributable to a lower taxable base in Chile due to the impact of foreign exchange rate on international investments and the effect of inflation on fiscal equity.

FINANCIAL SUMMARY

➢  The Company’s available liquidity has remained solid, as shown below:

•      Cash and cash equivalent                                                    US$ 1.828 million

•      Cash and cash equiv. + 90-day cash investments             US$ 1.967 million

•      Available committed lines of credit                                       US$ 284 million

•      Available uncommitted lines of credit                                  US$ 473 million

➢    The average nominal interest rate in March 2016 increased to 10.2%, from the 9.1% during the same period of 2015, primarily influenced by worse interest rate conditions the debts denominated in Colombian peso and Brazilian real and worse inflation conditions in Chile and Brazil.

Hedging and protection:

In order to mitigate the financial risks associated to foreign exchange rates and interest rate fluctuations, Enersis Américas S.A. (the continuing company of Enersis S.A.) has enacted policies and procedures aimed at hedging its financial statements against the volatility of these variables.

•      Enersis Américas’s consolidated foreign exchange rate hedging policy establishes that there must be equilibrium between the index currency of the flows generated by each company and the currency in which they assume debt. Consequently, Enersis Américas, including discontinued operations, has contracted cross-currency swaps valued at US$ 432 million and forwards of US$ 128 million.

• 2 •

•         In order to reduce the volatility of the financial statements caused by interest rate changes, Enersis Américas (and the companies it consolidated) keeps an adequate balance in the structure of the debt. To that effect, we have contracted interest rate swaps for US$ 207 million.

• 3 •

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

As stated under Note 5 of the current financial statements as of March 2016, on December 18, 2015 the Shareholders’ Meeting of Enersis S.A. decided to approve the spin-off of the Company subject to compliance with certain conditions precedent.  The referred Corporate Reorganization consisted in dividing Enersis and its subsidiaries, Endesa Chile and Chilectra, separating the electricity generation and distribution businesses in Chile from those activities outside of Chile.

On March 1, 2016, and after meeting the conditions precedent, the spin-off of Enersis Chile and its subsidiaries, Endesa Chile and Chilectra, was materialized and the new companies Enersis Chile, Endesa Américas and Chilectra Américas began to legally exist. Enersis S.A. then changed its name to Enersis Américas S.A.

Considering the above mentioned and pursuant to the provisions of the International Financial Reporting Standards (IFRS), all assets and liabilities related to the electricity generation and distribution businesses in Chile for the 2-month period ended on February 29, 2016 are shown under the item “Profit (loss) from discontinued operations” of the consolidated income statement, as they are considered discontinued operations.

For comparative purposes, this presentation scheme has also been applied to the income corresponding to the first quarter of 2015, thereby restating the previously-approved consolidated income statements.

For additional information, see note 4.1 of the consolidated financial statements of Enersis Americas as of March 31, 2016.

In line with what has been described above and in order to enable a better interpretation of the businesses and income of the years ending as of March 31, 2016 versus 2015, we prepared tables to clearly visualize and distinguish discontinued operations, thereby enabling explaining the businesses and their incomes in a better manner.

• 4 •

MARKETS IN WHICH THE COMPANY OPERATES

Enersis Américas’ business activities are carried out through subsidiary companies that operate the different businesses in the five countries in which the Company operates. The most important businesses for Enersis are electricity generation and distribution.

The following tables show some key indicators, as of March 31, 2016 and 2015, of the companies in the different countries in which they operate.

Generation business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	mar/16	mar/15	mar/16	mar/15

Endesa Chile (1)	SIC & SING Chile	6.025	5.716	35,1%	34,6%
Costanera	SIN Argentina	1.611	2.228	4,7%	6,6%
El Chocón	SIN Argentina	761	727	2,2%	2,1%
Dock Sud	SIN Argentina	1.203	1.152	3,5%	3,4%
Edegel consolidated	SICN Peru	2.330	2.167	21,3%	22,4%
EE. Piura	SICN Peru	183	137	1,7%	1,4%
Emgesa	SIN Colombia	4.113	3.715	18,9%	17,7%
Cachoeira Dourada	SICN Brazil	1.385	797	1,2%	0,7%
Fortaleza	SICN Brazil	773	815	0,7%	0,7%
Total		18.384	17.454

Discontinued operations (1)		(6.025)	(5.716)

Total		12.359	11.738
(1) includes Endesa Chile and its generation subsidiaries in Chile. As of March 31, 2016 and 2015, corresponds to discontinued operations.

• 5 •

Distribution business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15

Chilectra (**)	3.863	3.841	5,0%	5,4%	1.790	1.751	2.671	2.548
Edesur	4.701	4.751	12,8%	10,8%	2.483	2.468	596	644
Edelnor	2.008	1.926	8,0%	8,1%	1.344	1.308	2.171	2.127
Ampla	3.045	3.206	20,0%	19,2%	2.988	2.898	2.628	2.452
Coelce	2.799	2.793	13,1%	12,5%	3.788	3.650	3.271	3.104
Codensa	3.421	3.395	7,0%	7,0%	2.890	2.796	2.698	2.686

Total	19.837	19.912	11,0%	10,5%	15.283	14.870	1.732	1.743

Discontinued operations (**)	(3.863)	(3.841)			(1.790)	(1.751)

Total Continuing Operations	15.974	16.071	11,0%	10,5%	13.493	13.119	1.732	1.743
(*) Includes final customer sales and tolls.
(**) Consolidated data. As of March 31, 2016 and 2015, corresponds to discontinued operations.

The following table shows energy sale revenues breakdown by business line and by type of client as of March 31, 2016 and 2015 of the companies in the different countries in which we operate. The information includes the continuing operations:

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15

Energy Sales Revenues

Generation	23.966	19.247	69.013	67.191	235.562	155.088	101.286	81.273	429.827	322.799	(101.157)	(66.746)	328.670	256.053
Regulated customers	-	-	42.563	36.993	-	-	36.489	47.754	79.052	84.747	(49.186)	(52.163)	29.866	32.584
Non regulated customers	1.170	1.496	26.350	16.535	145.978	115.874	52.151	24.944	225.649	158.849	(51.969)	(14.576)	173.680	144.273
Spot Market	14.055	9.828	100	13.663	89.584	39.214	8.968	3.047	112.707	65.752	-	-	112.707	65.752
Other Clients	8.741	7.923	-	-	-	-	3.678	5.528	12.419	13.451	(2)	(7)	12.417	13.444

Distribution	115.844	66.288	265.925	427.552	180.475	180.524	150.348	123.508	712.592	797.872	(42)	(65)	712.550	797.807
Residential	11.160	22.494	139.930	224.660	77.745	180.162	72.761	59.711	301.596	487.027	-	-	301.596	487.027
Commercial	48.909	28.541	55.700	91.633	37.522	-	30.346	24.921	172.477	145.095	(3)	(21)	172.474	145.074
Industrial	12.141	6.699	20.395	33.738	15.533	-	19.919	16.342	67.988	56.779	-	-	67.988	56.779
Other	43.634	8.554	49.900	77.521	49.675	362	27.322	22.534	170.531	108.971	(39)	(44)	170.492	108.927
Less: Consolidation adjustments	(8)	(7)	(42.564)	(32.882)	(30.342)	(14.620)	(28.286)	(19.302)	(101.200)	(66.811)	101.200	66.811	-	-

Energy Sales Revenues	139.802	85.528	292.374	461.861	385.695	320.992	223.348	185.479	1.041.219	1.053.860	1	-	1.041.220	1.053.860

variación en millones de pesos Ch$ y %.	54.274	(63,5%)	(169.487)	(36,7%)	64.703	20,2%	37.869	20,4%	(12.641)	(1,2%)	1	-	(12.640)	(1,2%)

• 6 •

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

Net income attributable to the controlling shareholders of Enersis Américas as of March 31, 2016 amounted to Ch$ 176,437 million; which represents a 15.3% increase compared to the same period of the previous year, which amounted to Ch$ 153,074 million.

Following is an item-by-item comparison of the Income Statement of the continuing operations as of March 31, 2016 and 2015:

• 7 •

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million Ch$)	mar/16	mar/15	Change	% Change

Revenues	1.265.538	1.303.660	(38.122)	(2,9%)
Sales	1.214.381	1.170.970	43.411	3,7%
Other operating income	51.157	132.690	(81.533)	(61,5%)
Procurements and Services	(631.418)	(643.598)	12.180	1,9%
Energy purchases	(383.886)	(452.141)	68.255	15,1%
Fuel consumption	(93.476)	(61.655)	(31.821)	(51,6%)
Transportation expenses	(61.972)	(63.734)	1.762	2,8%
Other variable costs	(92.083)	(66.067)	(26.016)	(39,4%)
Contribution Margin	634.120	660.062	(25.942)	(3,9%)
Personnel costs	(89.074)	(104.658)	15.585	14,9%
Other fixed operating expenses	(118.992)	(134.680)	15.688	11,7%
Gross Operating Income (EBITDA)	426.054	420.724	5.331	1,3%
Depreciation and amortization	(76.055)	(81.007)	4.953	6,1%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(11.951)	(9.863)	(2.088)	(21,2%)
Operating Income	338.048	329.853	8.195	2,5%
Net Financial Income	(105.208)	(51.133)	(54.075)	(105,8%)
Financial income	46.838	40.541	6.296	15,5%
Financial costs	(162.192)	(93.774)	(68.418)	(73,0%)
Gain (Loss) for indexed assets and liabilities	(183)	441	(624)	141,4%
Foreign currency exchange differences, net	10.329	1.659	8.670	(522,7%)
Other Non Operating Income	(1.958)	334	(2.292)	(685,7%)
Net Income From Sale of Assets	(2.645)	11	(2.656)	(23184,1%)
Share of profit (loss) of associates accounted for using the equity method	687	323	364	112,7%
Net Income Before Taxes	230.882	279.055	(48.172)	(17,3%)
Income Tax	(58.176)	(83.041)	24.865	29,9%
Net Income from Continuing Operations	172.706	196.014	(23.308)	(11,9%)
Net income (Loss) from discontinued operations after taxes	113.902	35.070	78.832	(224,8%)
NET INCOME	286.608	231.084	55.524	24,0%

NET INCOME	286.608	231.084	55.524	24,0%
Net Income attributable to owners of parent	176.437	153.074	23.363	15,3%
Net income attributable to non-controlling interest	110.171	78.010	32.161	41,2%

Earning per share from continuing operations (Ch$ /share)	2,03	2,54	(0,51)	(20,0%)
Earning per share from discontinued operations (Ch$ /share)	1,56	0,58	0,98	169,1%
Earning per share (Ch$ /share)	3,59	3,12	0,47	15,2%

(*) As of March 31, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Following is an item-by-item comparison of each item of the Income Statement as of March 31, 2016 and 2015 and of the of discontinued operations carried out in Chile, including the month acknowledging the Enersis Chile income, in order to enable comparing this quarter with the previous year’s.

• 8 •

	Enersis Chile	Enersis Chile	Enersis Chile	Enersis Chile
	2 months	1 month	Total	Total
CONSOLIDATED INCOME STATEMENT (Discontinued Operations)(million Ch$)	mar/16	mar/16	mar/16	mar/15	Change	% Change

Revenues	406.247	223.457	629.705	572.372	57.333	10,0%
Sales	403.673	221.955	625.628	569.244	56.384	9,9%
Other operating income	2.575	1.502	4.077	3.128	949	30,3%
Procurements and Services	(236.672)	(143.306)	(379.978)	(411.145)	31.167	7,6%
Energy purchases	(155.835)	(79.516)	(235.351)	(246.216)	10.865	4,4%
Fuel consumption	(34.794)	(38.133)	(72.927)	(91.038)	18.111	19,9%
Transportation expenses	(37.339)	(13.891)	(51.230)	(49.576)	(1.654)	(3,3%)
Other variable costs	(8.704)	(11.767)	(20.470)	(24.315)	3.845	15,8%
Contribution Margin	169.575	80.151	249.726	161.227	88.499	54,9%
Personnel costs	(12.782)	(10.362)	(23.144)	(31.585)	8.441	26,7%
Other fixed operating expenses	(17.832)	(10.155)	(27.987)	(25.838)	(2.149)	(8,3%)
Gross Operating Income (EBITDA)	138.961	59.634	198.595	103.804	94.791	91,3%
Depreciation and amortization	58	(12.851)	(12.792)	(36.352)	23.560	64,8%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(969)	(509)	(1.478)	(1.139)	(339)	(29,7%)
Operating Income	138.051	46.275	184.326	66.313	118.013	178,0%
Net Financial Income	(6.402)	6.345	(57)	(24.516)	24.459	99,8%
Financial income	2.772	2.471	5.242	2.584	2.658	102,9%
Financial costs	(9.420)	(6.217)	(15.637)	(17.233)	1.596	9,3%
Gain (Loss) for indexed assets and liabilities	268	166	434	(571)	1.005	176,0%
Foreign currency exchange differences, net	(21)	9.925	9.904	(9.296)	19.200	206,5%
Other Non Operating Income	1.294	1.177	2.471	5.334	(2.863)	(53,7%)
Net Income From Sale of Assets	-	31	31	4.160	(4.129)	(99,3%)
Share of profit (loss) of associates accounted for using the equity method	1.294	1.146	2.440	1.174	1.266	107,8%
Net Income Before Taxes	132.942	53.797	186.740	47.131	139.609	296,2%
Income Tax	(19.040)	1.826	(17.214)	(12.061)	(5.153)	(42,7%)
NET INCOME	113.902	55.623	169.526	35.070	134.456	383,4%
Net Income attributable to owners of parent	76.593	37.441	114.034	28.570	85.464	299,1%
Net income attributable to non-controlling interest	37.309	18.182	55.492	6.500	30.809	753,7%

Earning per share (Ch$ /share)	1,56	0,76	2,32	0,58	1,74	300%

(*) As of March 31, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Following is comparative item-by-item comparison of the income statement as of March 31, 2016 and 2015 including the operations discontinued in Chile as if they would not have been performed.

• 9 •

	Enersis Américas + 2 months of Enersis Chile	Enersis Chile 1 month	Total	Total
CONSOLIDATED INCOME STATEMENT (including discontinued operations) (million Ch$)	mar/16	mar/16	mar/16	mar/15	Change	% Change

Revenues	1.671.785	223.457	1.895.243	1.876.032	19.211	1,0%
Sales	1.618.054	221.955	1.840.009	1.740.214	99.795	5,7%
Other operating income	53.731	1.502	55.233	135.818	(80.584)	(59,3%)
Procurements and Services	(868.090)	(143.306)	(1.011.396)	(1.054.743)	43.347	4,1%
Energy purchases	(539.721)	(79.516)	(619.237)	(698.357)	79.120	11,3%
Fuel consumption	(128.271)	(38.133)	(166.403)	(152.693)	(13.710)	(9,0%)
Transportation expenses	(99.312)	(13.891)	(113.202)	(113.310)	108	0,1%
Other variable costs	(100.787)	(11.767)	(112.553)	(90.382)	(22.171)	(24,5%)
Contribution Margin	803.696	80.151	883.847	821.289	62.558	7,6%
Personnel costs	(101.856)	(10.362)	(112.218)	(136.243)	24.026	17,6%
Other fixed operating expenses	(136.824)	(10.155)	(146.979)	(160.518)	13.539	8,4%
Gross Operating Income (EBITDA)	565.016	59.634	624.650	524.528	100.122	19,1%
Depreciation and amortization	(75.996)	(12.851)	(88.847)	(117.359)	28.513	24,3%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(12.920)	(509)	(13.429)	(11.002)	(2.427)	(22,1%)
Operating Income	476.099	46.275	522.374	396.166	126.208	31,9%
Net Financial Income	(111.610)	6.345	(105.265)	(75.649)	(29.616)	(39,2%)
Financial income	49.609	2.471	52.080	43.125	8.955	20,8%
Financial costs	(171.612)	(6.217)	(177.829)	(111.007)	(66.822)	(60,2%)
Gain (Loss) for indexed assets and liabilities	85	166	251	(130)	381	293,9%
Foreign currency exchange differences, net	10.308	9.925	20.233	(7.637)	27.870	364,9%
Other Non Operating Income	(664)	1.177	513	5.668	(5.155)	(91,0%)
Net Income From Sale of Assets	(2.645)	31	(2.614)	4.171	(6.785)	(162,7%)
Share of profit (loss) of associates accounted for using the equity method	1.980	1.146	3.127	1.497	1.630	108,9%
Net Income Before Taxes	363.825	53.797	417.622	326.186	91.436	28,0%
Income Tax	(77.216)	1.826	(75.390)	(95.102)	19.711	20,7%
Net Income from Continuing Operations	286.608	55.623	342.232	231.084	111.148	48,1%
Net income (Loss) from discontinued operations after taxes	-	-	-	-	-	0,0%
NET INCOME	286.608	55.623	342.232	231.084	111.148	48,1%
	-	-	-	-	-	0,0%
NET INCOME	286.608	55.623	342.232	231.084	111.148	48,1%
Net Income attributable to owners of parent	176.437	37.441	213.878	153.074	60.804	39,7%
Net income attributable to non-controlling interest	147.480	18.183	165.663	84.510	81.153	96,0%

Earning per share from continuing operations (Ch$ /share)	3,59	0,76	4,35	3,12	1,24	39,4%

(*) As of March 31, 2016 and 2015 the average number of paid and subscribed shares were 49,092,772,762

Operating income:

Operating income obtained as of March 31, 2016 of the continuing activities shows an increase of Ch$ 8,195 million, equivalent to a 2,5% increase, going from Ch$ 329,853 million as of March 2015 to Ch$ 338,048 million in the present year.

The breakdown of operating revenue and expenses for the continuing operations by business line for the years 2016 and 2015 is as follows:

• 10 •

OPERATING INCOME
BY BUSINESS LINES (Continuing Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15

Operating Revenues	510.636	392.575	864.659	986.780	(109.758)	(75.695)	1.265.538	1.303.660
Operating Costs	(303.647)	(214.902)	(719.456)	(831.015)	95.614	72.110	(927.490)	(973.807)

Operating Income	206.989	177.672	145.204	155.765	(14.144)	(3.585)	338.048	329.853

Change in million Ch$ and %	29.317	16,5%	(10.562)	(6,8%)	(10.559)	(294,5%)	8.195	2,5%

The breakdown of operating income and costs by line of business for the years 2016 and 2015 includes the discontinued operations considering as if the operation would not have been performed:

OPERATING INCOME
BY BUSINESS LINES (Discontinued Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15	mar/16	mar/15

Operating Revenues	415.288	369.472	325.375	297.161	(110.958)	(93.901)	629.705	572.732
Operating Costs	(268.684)	(329.856)	(286.705)	(265.577)	110.010	89.014	(445.379)	(506.419)
	-268684	-329856
Operating Income	146.604	39.616	38.670	31.584	(14.144)	(3.585)	184.326	66.313

Change in million Ch$ and %	106.988	270,1%	7.086	22,4%	(10.559)	294,5%	118.013	178,0%

The generation and transmission businesses of the Group, which includes discontinued activities as if the operation would not have been performed, shows an increment of Ch$ 70,499 million equivalent to 6.7%, reaching Ch$ 1,116,515 million. The Physical sales that include the discontinued activities increased by 4.1% amounting to 72,039 GWh (69,230 GWh in 2014).

A comparative table including discontinued operations of the generation and transmission business operating income between both periods on a country-by-country basis is shown below

• 11 •

a)    Continuing operations:

Argentina

The operating income of our generation subsidiaries in Argentina reached Ch$ 14,249 million, Ch$ 4,429 million higher than last year, when operating income amounted to Ch$ 9,820 million.

Endesa Costanera’s operating income amounted to Ch$ 6,753 million, Ch$ 3,174 million higher than the previous year as a consequence of higher operating revenues of Ch$ 1.953 million mostly attributable to higher energy generation revenues mostly attributable to greater energy sales revenues associated to Resolution N°482 of March 30, 2016 amounting of the Energy & Mining Ministry, restated the revenue values of Resolution  SEN° 482/2015 which are those charged by the generators offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 2,132 million.  Greater other Operating Income of Ch$ 3,919 million correspond to the maturity of the Availability Contract with CAMMESA of Ch$ 7,257 million offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 3,338 million.  All of the foregoing was partially offset by lower other services rendered of Ch$ 3,714 million, corresponding to lower compensation for recurring maintenance during 2015.

The lower operating cost of Ch$ 1,221 million, mainly due to greater other expenses by nature of Ch$ 1,641 million due to lower casualty indemnification acknowledgement effects in 2015 offset with lower Depreciation and impairment of Ch$ 1,753 million, mostly attributable to conversion effects of Argentinean pesos to Chilean pesos and lower Personnel expenses of $ 920 million because of increased social security payments and increased salaries of Ch$ 2,397 million offset by conversion effects of Argentinean pesos to Chilean pesos.

The operating income of El Chocón amounted to Ch$ 4,266 million, Ch$ 1,012 million higher than that of the previous year, because of greater operating revenues of Ch$ 336 million, mostly attributable to energy sales associated to Resolution N° 22 and greater physical sales of 34 GWh as an income of better hydrological conditions representing Ch$ 2,564 million, offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 2,228 million. The Operating cost dropped by Ch$ 676 million, mostly because of the effect of the exchange rate of Argentinean pesos to Chilean pesos.

The operating income of our Dock Such subsidiary reached Ch$ 2,941 million, Ch$ 224 million higher than the previous year due to a greater operating income of Ch$ 2,629 million, mostly attributable to energy sales associated to Resolution N° 22 and greater physical sales of 51 GWh of Ch$ 4,537 million, offset by the conversion of Ch$ 1.908 million Argentinean pesos.

• 12 •

Operating costs increased by Ch$ 2,405 million, mostly due to greater fuel consumption of Ch$ 1,891 million attributable to greater gas prices and greater consumption of Ch$ 8,028 million offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 6,137 million and by greater Depreciation and impairment expenses of Ch$ 1.545 million income from higher capitalizations at the Central with respect to 2015.  The foregoing was partially offset by lower expenses mostly from the conversion effects of Ch$ 1,031 million in other variable procurement and services totaling Ch$ Ch$ 505 million, transportation costs of Ch$ 198 million, personnel expenses of Ch$ 163 million and other expenses by nature of Ch$ 152 million.

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both periods produced a 32.5% drop in Chilean pesos as of March 2016, as compared to March 2015.

Brazil

The operating income of our subsidiaries in Brazil amounted to Ch$ 37,261 million, Ch$ 5,601 million lower than the previous year when the operating income amounted to Ch$ 42,862 million.

The operating income of our subsidiary Cachoeira Dourada decreased by Ch$ 21 million, given a lower operating revenue of Ch$ 12.693 million, mainly due to lower energy sales of 588 GWh as compared to the previous year of $ 17,319 million,  offset by the conversion effect of Brazilian reais to Chilean pesos of Ch$ 4,626 million.  On the other hand, operating costs increased by Ch$ 12,714 million, mainly due to greater energy purchases from free clients and spot market in order to cover the demand for Ch$ 12,994 million. Physical sales amounted to 1,385 GWh this year, 588 GWH greater than the previous year when they reached 1,152 GWh.

The operating income of Central Fortaleza (CGTF) amounted to Ch$ 10,283 million; which is Ch$ 1,407 million lower than the previous year, due to lower operating revenues of Ch$ 5,517 million mostly as an income of lower spot market energy sales of Ch$ 2,844 plus the conversion effects of Brazilian reais to Chilean pesos of Ch$ 2,673 million, offset by lower operating costs of Ch$ 4,110 million because of lower energy purchase prices in the market and lower energy purchases of Ch$ 6,430 million due to increased gas prices plus the conversion effects of Brazilian reais to Chilean pesos. Physical sales reached 773 GWh in the present year, 42 GWh higher as compared to the previous year when they reached 815 GWh.

Our subsidiary Cien shows a decrease of Ch$ 4,460 million in its operating income, as an income of lower operating revenues of Ch$ 5,735 million, due to the conversion effect of Brazilian reais to Chilean pesos of Ch$ 2,955 million, plus the drop in the Permitted Annual Income (RAP, in its Portuguese acronym) due to higher energy dispatches in line with the instructions issued by the regulating agency amounting to Ch$ 2,528 million. Operating costs, on the other hand, decreased by Ch$ 1,276 million, mainly due to lower Depreciation and impairment expenses of Ch$ 617 million, mostly due to the conversion effects of Brazilian reais to Chilean pesos, lower Personnel expenses of Ch$ 610 million, lower energy purchases of Ch$ 288 million, offset by greater Other expenses by nature of Ch$ 235 million.

The effect of converting the financial statements from Brazilian reais to Chilean pesos in both periods was a 17.7% decrease in Chilean peso terms in March 2016 as compared to March 2015.

• 13 •

Colombia

The operating income in Colombia increased by 19.4% equivalent to Ch $ 17,137 million, recording a total of Ch$ 105,256 million in 2016 (Ch$ 88,119 million in 2015).

Emgesa’s operating income increased by Ch$ 80,846 million corresponding mainly to greater physical sales during the year of 398 GWh and better average sale prices of Ch$ 103,315 million as compared to the previous year; the foregoing was partially offset by the effect of converting Colombian pesos to Chilean pesos of Ch$ 22,669 million.

On the other hand, the greater operating costs of Ch$ 63,709 million were mostly attributable to greater energy purchase of Ch$ 42,360 million income from higher average physical purchase prices, greater fuel consumption of Ch$ 18,540 million income from greater thermal generation and greater stock exchange prices, greater Other variable procurement and services of Ch$ 2,056 million, mostly because of tax effects due higher thermal generation, greater Depreciation and impairment expenses of Ch$ 1,467 million mostly because of the deterioration of the Termo Candelaria client of Ch$ 918 million and greater Depreciation on account of greater capitalizations with respect to the previous year and higher transportation costs of Ch$ 1,158 million because of tariff hikes.  All of the above offset in part by lower Other expenses by nature of Ch$ 1,716 million, mostly because of the lower wealth acknowledgment tax decreed by the Colombian Government of Ch$ 2,308 million as compared to the previous year, offset by the effects of converting Colombian pesos to Chilean pesos of Ch$ 592 million

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 14.9% decrease in terms of Chilean pesos as of March 2016, as compared March 2015.

Peru

The operating income of our subsidiaries in Peru totaled Ch$ 50,223 million in 2016, showing an increase of Ch$ 13,352 million with respect to the previous year, which amounted to Ch$ 36,870 million.

Edegel’s operating income amounted to Ch$ Ch$ 43,636 million, an increase of Ch$ 10,195 million with respect to the previous year, mostly attributable to energy sales of Ch$ 14.648 million due to greater physical sales of 162 GWh and better sale prices and greater Other tolling revenue of Ch$ 9,733 million on account of new energy supply reliability charges and price restatements.

Operating costs increased by Ch$ 14,384 million, mainly because of greater fuel consumption of Ch$ 5.873 million for thermal generation and maintenance work on the gas transportation pipeline, greater energy purchases of Ch$ 3,869 million on the spot market, greater other variable procurement and services of Ch$ 2,947 million for greater renewable energy offsets and greater transportation costs of

Ch$ 2,070 million on account of new unit charges associated to tolling.

The operating income of our subsidiaries in Peru increased its operating income to Ch$ 3.172 million in 2015, showing a decrease of Ch$ 1,531 million compared to the previous year which amounted to Ch$ 158,857 million.

Additionally, the subsidiary, Empresa Eléctrica de Piura, increased its operating income by Ch$ 3,172 million compared to the previous year.

• 14 •

Operating income increased by Ch$ 7,293 million, mostly due to greater energy sales of Ch$ 5,497 million because of greater physical sales of 46 GWh and greater other sales of Ch$ 1,490 million corresponding to greater gas sales.  Operating costs increased by Ch$ 4,121 million mostly because of greater fuel consumption of Ch$ 2,840 million on account of the start-up of the T-G5 turbine (cold reserve), greater transportation costs of Ch$ 867 million on account of the energy demand and the greater unit price of tolling and greater Personnel expenses of Ch$ 317 million.

The effect of converting the financial statements from new Peruvian soles into Chilean pesos in both periods produced a 0.5% decrease in Chilean peso terms in March 2016 as compared to March 2015.

b)   Discontinued operations:

Chile

Chile’s operating income increased from Ch$ 39,616 million as of March 2015 to Ch$ 146,604 million in the present year, mostly due to greater operating income of Ch$ 45,816 million, mostly attributable to greater physical sales of 309 GWh  with respect to March 2015 and better average energy sales prices.

On the other hand, operating costs dropped by Ch$ 61,172 million when compared to those of the previous year, because of lower energy purchase costs of Ch$ 25,114 million, mostly attributable to lower average spot market purchase price (-US$ 68/MWH), income from a drop in marginal costs, lower fuel consumption of Ch$ 18,110 million mostly explained by greater hydro generation (+150 MWh) and thermal (+150MWh) dispatches along with lower GNL prices, lower Personnel costs of Ch$ 4,111 million, mostly attributable to a smaller payroll and a greater capitalization of expenses to projects and lower Depreciation and  impairment expenses of Ch$ 18,638 million, mostly because of the 2-month depreciation  stop due to the organizational restructuring, in accordance with the International Financial Reporting Standards (IFRS). The foregoing was partially offset by greater transportation expenses and other services totaling Ch$ 4,828 million.

The distribution line of business, including discontinued operations as if the operation would not have been performed by the Enersis Americas Group, shows a drop during the year’s operating income of Ch$ 3,475 million, equivalent to 1.9% as compared to the previous year and amounting to Ch$ 183.874 million. Physical sales dropped by 75 GWh, equivalent to a 0.4% decrease as compared to the previous year and amounting to 19,837 GWh. The customer base grew by 412,800 customers, reaching 15.2 million clients, 2.8 % higher than the previous year.

The operating income for the distribution line of business, on a country-by-country basis and including discontinued operations as of if the operation would not have been performed, is shown in the following table, which compares the incomes between the years 2016 and 2015.

• 15 •

a)    Continuing activities:

Argentina

In Argentina, our Edesur affiliate shows a lower operating income of Ch$ 6,796 million, going from a profit  of Ch$ 26,465 million in 2015 to a profit of Ch$ 19.670 million in the present month of March of the current year, mostly because:

The Operating income dropped by Ch$ 14,810 million principally because as of January 29, 2016 the ENRE issued Resolution N° 1/2016 approving Edesur’s tariff schedule to be enacted as of the invoicing of the corresponding metering device reading subsequent to zero hours of February 1, 2016.  The effects acknowledged by this Resolution in the current period amount to Ch$ 108,244 million corresponding to greater energy sales offset by the conversion of Argentinean pesos to Chilean pesos of Ch$ 21,563 million, lower energy sales of 50 GWh with respect to the previous year of Ch$ 30,769 million and lower credit bonuses to clients on account of service quality fines of Ch$ 6,357 million and greater Other services rendered of Ch$ 3,970 million, mostly due to greater tolling services.  All of the above was offset by lower Other operating income of Ch$ 88,639 million associated to the application of Resolution N° 2/2016 issued by the ENRE on January 29, 2016 putting an end, as of January 31, 2016, to the current application scheme of Resolution ENRE N° 347/2012 and Resolution 32/2015, offset by the effects of converting Argentinean pesos to Chilean pesos of Ch$ 20,312 million.

The Operating cost dropped by Ch$ 8,014 million mostly because of greater energy purchases from the local regulator of Ch$ 14,314 million.  The foregoing was offset by lower other expenses by nature of Ch$ 14,216 million mostly attributable to conversion effects and lower Personnel expenses of Ch$ 9,750 million principally because of conversion effects.

Energy losses increased 2.0 p.p. reaching 12.8% as of March 2016, while Edesur’s client base expanded by 15,200 to 2.48 million clients.

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both years generated a 32.5% drop in Chilean pesos of as March 2016, as compared to March 2015.

Brazil

In Brazil, the operating income of distribution of our subsidiaries totaled Ch$ 41,391 million; namely, 13.7% lower when compared to that of the year 2015.

• 16 •

Ampla’s operating income amounted to Ch$ 18,291 million; which, when compared to that of the previous year, upon obtaining Ch$ 9,495 million, shows an increase of Ch$ 8,795 million.  This is mostly explained because of lower energy purchasing costs of Ch$ 99,608 million, affected by a lower level of consumption of electric energy, lower transportation costs of Ch$ 3,575 million mainly because of the effect of converting Brazilian reais to Chilean pesos, lower Personnel expenses of Ch$ 3,107 million because of conversion effects, lower expenses by nature of Ch$ 1,871 million because of conversion effects, lower Other depreciation and impairment expenses of Ch$ 2,371 million because of conversion effects. The foregoing was offset by greater expenses of other variable procurement and services of Ch$ 13,091 million, mostly due to the effect of IFRIC 12 construction costs.

On the other hand, operating income dropped by Ch$ 88,645 million because of lower income on account of energy sales of Ch$ 105,085 million, mostly attributable to the effect of converting Brazilian reais to Chilean pesos of Ch$ 42,748 million whose difference corresponds to lower energy sales because of a lower demand, lower other operating income of Ch$ 17,241 million because of conversion effects.  The foregoing was offset by other services rendered totaling Ch$ 34,385 million mostly attributable to the effects of IFRIC 12 construction costs.

Physical sales dropped by 161 GWh amounting to 3.045 GWh as of March 2016. The Company’s energy losses increased by 0.8 p.p., to 20.0% as of March 2016.  Ampla’s client base expanded by 90,600 customers, to almost 3 million clients.

The operating income of our subsidiary Coelce dropped by Ch$ 15,392 million, amounting to Ch$ 23,100 million. Its lower operating income of Ch$ 45,159 million were mostly owed to lower energy sales revenue of Ch$ 56,541 million because of the effects of converting Brazilian reais to Chilean pesos amounting to Ch$ 32,858 million and to lower regulatory income with respect to 2015, despite greater physical sales of 6 GWh and better energy sales prices, lower other operating income of Ch$ 4,502 million mostly as a result of conversion effects offset by greater Other services rendered totaling Ch$ 16,574 million mostly attributable to the effects of IFRIC 12 construction costs.

On the other hand, the operating costs dropped by Ch$ 29,766 million, driven mostly by lower energy purchases representing Ch$ 28,868 million, mostly because of the effects of converting Brazilian reais to Chilean pesos offset by lower purchases, lower Other expenses by nature of Ch$ 3,226 million, lower transportation expenses of Ch$ 2,352 million, lower Personnel expenses of Ch$ 2,734 million mainly because of the effects of converting Brazilian reais to Chilean pesos, which was offset by greater other variable procurement and services of Ch$ 7,812 million, mostly attributable to the effects of IFRIC 12 construction costs.

Physical sales increased by 6 GWh amounting to 2,799 GWh in 2016.  Energy losses increased by 0.6 p.p. reaching 13.1% as of March 2016, while Coelce’s client base expanded by 138,400 customers, reaching almost 3.8 million clients.

The effect of converting the financial statements from Brazilian reais to Chilean pesos in both years generated a drop of 17.7% in Chilean pesos as of March 2016 as compared to March 2015.

• 17 •

Colombia

In Colombia, Codensa’s operating income reached Ch$ 53,233 million, reflecting a drop of Ch$ 2,803 million with respect to the previous year.  This is explained because operating income dropped by Ch$ 1,419 million, mostly because of lower energy sales of Ch$ 49 million because of the effect of converting Colombian pesos to Chilean pesos for Ch$ 26,821 million, offset by greater physical energy sales of 26 GWh and a demand growth of Ch$ 26,772 million, lower Other service renderings of Ch$ 1,754 million because of the effect of the conversion to Chilean pesos of Ch$ 5,764 million net of greater income on account of grid leasing or lamp posts and public lighting infrastructure maintenance of Ch$ 4,010 million, lower Other sales of Ch$ 10 million offset by greater Other operating income of Ch$ 394 million.

On the other hand, operating costs also dropped by Ch$ 1,384 million, mostly because of greater energy purchases totaling Ch$ 9,888 million because of the effect of Ch$ 13,516 million, offset by greater energy purchases of Ch$ 23,404 million and greater transportation costs of Ch$ 248 million, offset by lower depreciation and impairment expenses of Ch$ 1,414 million, lower Other variable procurement and services of Ch$ 914 million, lower Other expenses by nature of Ch$ 5,408 million, mostly because of conversion effects of Ch$ 2,932 million, lower impact of wealth taxes as compared to the previous year of Ch$ 1,388 million and smaller grid maintenance expenses of Ch$ 1,088 million   and Personnel expenses of Ch$ 1,016 million.

Energy losses were capped at 7.0% as of March 2016 and the company’s client base expanded by 93,900, exceeding 2.88 million clients.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both years generated a 14.9% drop in Chilean pesos as of March 2016, as compared to March 2015.

Peru

In Peru, our Edelnor subsidiary shows an operating income of Ch$ 30,911 million, Ch$ 5,635 million higher than that obtained during the previous year, which is principally explained by the increased operating income of Ch$ 27,913 million mostly attributed to greater physical sales during the year. The foregoing was partially offset by greater operating costs of Ch$ 22,277 million, mostly due to greater energy purchases of Ch$ 21,612 million aimed at meeting the greater client demand, greater Other expenses by nature of Ch$ 1,045 million, greater depreciation and impairment expenses of Ch$ 815 million caused by greater capitalizations of medium and low-tension distribution lines, offset by lower expenses in Other variable procurement and services of Ch$ 1,134 million and overhead expenses.

Physical sales increased by 82 GWh, amounting to 2,008 GWh as of March 2016.  Energy losses dropped by 0.1 p.p. reaching 8.0% as of March 2016. The client base expanded by 35,900 customers, to more than 1.3 million clients.

The effect of converting the financial statements from the new Peruvian soles to Chilean pesos in both years generated a 0.5% drop in Chilean pesos as of March 2016 with respect to March of 2015.

• 18 •

a)    Discontinued activities:

Chile

In Chile, our Chilectra subsidiary obtained an operating income of Ch$ 38,670 million, increasing it by Ch$ 7,086 million with respect to the previous year, or the equivalent of 22.4%.

The variation is mostly explained by greater operating income of Ch$ 28,214 million, as an income of greater physical sales because of increased energy sales of Ch$ 31,706 million both because of greater physical sales as well as increased tariffs to regulated clients and the greater acknowledgment of re-liquidated non-applied Node Price Decrees (Decretos de Precio Nudo) and reduced revenues from other service provisions totaling Ch$ 4,166 million, mostly transmission tolling revenues with generators.

The greater operating costs of Ch$ 21,128 million, are the income of increased energy purchases of Ch$ 30,715 million for greater physical purchases and higher purchase prices as compared to those of the previous year, offset by lower variable procurement and services totaling Ch$ 1,417 million mostly attributable to lower service costs, lower Other expenses by nature of Ch$ 4,027 million, lower lease payments on account of machinery and s installations of the 220 KV equipment and lower Other depreciation and impairment expenses of Ch$ 4,259 million, mostly attributable to the 2-month depreciation because of the organizational restructuring pursuant to the International Financial Reporting Standards (IFRS).

Energy losses dropped by 0.4 p.p. reaching 5.0% as of March 2016.  Physical energy sales grew by 22 GWh reaching 3,863 GWh during this year, while the client base expanded by 38,900 totaling 1.79 million.

Following is a summary of the income, operating costs and operating income of the discontinued operations of the Enersis Américas’ Group subsidiaries for the years ended March 2016 and 2015

• 19 •

Operating Income Detail (Continuing Operations)
(Figures in million Ch$)

	mar/16			mar/15
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Américas consolidated	377.261	(217.639)	159.622	269.969	(142.104)	127.864
Cachoeira Dourada	38.831	(18.900)	19.931	26.137	(6.185)	19.952
CGTF	35.541	(25.258)	10.283	41.058	(29.368)	11.690
Cien	11.769	(4.453)	7.315	17.504	(5.729)	11.775
Edesur S.A.	145.305	(125.635)	19.670	160.115	(133.650)	26.465
Edelnor S.A.	157.792	(126.881)	30.911	129.879	(104.604)	25.275
Ampla	188.116	(169.825)	18.291	276.761	(267.266)	9.495
Coelce	154.855	(131.756)	23.100	200.014	(161.522)	38.492
Codensa S.A.	218.591	(165.358)	53.233	220.010	(163.974)	56.036
Cemsa	570	(549)	21	216	(493)	(277)
Dock Sud	29.631	(26.690)	2.941	27.002	(24.285)	2.717
EE Piura	19.127	(12.543)	6.584	11.834	(8.422)	3.412
Holding Enersis y soc. inversión	7.308	(20.222)	(12.914)	1.287	(4.455)	(3.168)
Consolidation Adjustments	(119.159)	118.218	(940)	(78.125)	78.250	124

Total	1.265.538	(927.490)	338.048	1.303.660	(973.807)	329.853

Following are non-operating results including discontinued operations considering as if the operation would not have been done for the years ended in December 2015 and 2014:

FINANCIAL RESULT
(Figures in million Ch$)

CONSOLIDATED INCOME STATEMENT (million Ch$)	mar/16	mar/15	Change	% Change
Net Financial Income	(105.208)	(51.133)	(54.075)	(105,8%)
Financial Income	46.838	40.541	6.296	15,5%
Financial Costs	(162.192)	(93.774)	(68.418)	(73,0%)
Gain (Loss) for indexed assets and liabilities	(183)	441	(624)	141,4%
Foreign currency exchange differences, net	10.329	1.659	8.670	(522,7%)
Other Non Operating Income	(1.958)	334	(2.292)	(685,7%)
Net Income From Sale of Assets	(2.645)	11	(2.656)	(23184,1%)
Share of profit (loss) of associates accounted for using the equity method	687	323	364	112,7%

Net Income Before Taxes	230.882	279.055	(48.172)	(17,3%)
Income Tax	(58.176)	(83.041)	24.865	29,9%
Net Income	172.706	196.014	(23.308)	(11,9%)

Financial income

The financial income of the continued operations amounted to an expense of Ch$ 105,208 million, representing Ch$ 54,047 million more than in the year 2015. The foregoing is mostly explained by:

• 20 •

Greater financial income of Ch$ 6,296 million, mostly attributable to greater income of Ch$ 10,407 million as a consequence of the capitalization of non-amortized assets upon the expiration of the concession of Ampla and Coelce at their New Replacement Value and greater income of accounts receivable from VOSA of Ch$ 3,442 million, offset by lower income of Ch$ 8,405 million because of the financial restatement of the regulatory assets and liabilities of the Brazilian distributor companies: Ampla y Coelce.

Greater financial expenses of Ch$ 68,418 million, mostly attributable to greater financial expenses in Edesur of Ch$ 52,018 million as a consequence of the restatement of service quality fines and greater expenses in the Argentinean affiliates: Edesur, Dock Sud and Endesa Costanera totaling Ch$ 10,283 million, mostly because of the debt with CAMMESA and other financial expenses accrued on account of financial debt.

Higher indexation adjustment expenses of Ch$ 624 million, mainly because of the lesser impact of the UF-denominated financial debt owned by some Chilean affiliates.

Lower expenses for Exchange rate differences of Ch$ 8,670 million, principally for positive exchange rate differences because of the dollarization of VOSA’s accounts receivable of Ch$ 22,571 million, offset by negative effects in Endesa Costanera because of the Mitsubishi debt of Ch$ 5,315 million, the Central Dock Sud debt of Ch$ 1,112 million and greater foreign exchange rate effects because of the CTM, Tesa and Cien debts totaling Ch$ 8,012 million.

Income from asset sales and other investments

The lower income of Ch$ 2,292 million is mostly attributable to lower sales income in Brazilian and Colombian subsidiaries.

Corporate taxes

Corporate income taxes show lower expenses of Ch$ 24,865 million, a circumstance that is mostly explained by the effect of foreign exchange rates on foreign investments and of inflation on tax equities.

ANALYSIS OF THE FINANCIAL SITUATION

Assets (million Ch$)	mar/16	Dec-15	Change	% Change
		SVS
Current Assets	2.870.538	2.589.626	280.913	10,8%
Non Current Assets	7.502.902	7.535.593	(32.691)	(0,4%)
Discontinued Operations	-	5.323.936	(5.323.936)	(100,0%)

Total Assets	10.373.440	15.449.154	(5.075.714)	(32,9%)

The Company’s total assets as of March 2016, including those to be distributed to property owners, show a reduction of Ch$ 5.075.714 million with respect to those as of December 2015, mostly as a result of:

• 21 •

       Increased Current Assets totaling Ch$ 280,913 million, equivalent to 10.8%, mostly due to:

•         Increased cash and cash equivalent of Ch$ 39,045 million, mostly attributable to Emgesa’s  Ch$ 61.135 million increase through bonds and collections, net of payments to suppliers, dividends and bonds; Enel Brasil’s Ch$ 59,208 million is explained by the increment in bank loans and time deposit withdrawals net of payments to loans and suppliers and taxes offset by Codensa’s Ch$ 40,341 million drop in bond, dividends and tax payments net of collections; a Ch$ 36,027 million drop in Enersis and Chilectra, mostly due to third-party dividend payments.

•         Increased Other current financial assets of Ch$ 68,409 million, mostly attributable to Enersis Americas’ Ch$84.245 million increased time deposits, offset via a drop of Ch$ 15,079 on account of Enel Brasil of +90-day time deposit withdrawals.

•         Increased Commercial accounts receivable and other Non-current receivables of Ch$ 42,071 million, mostly attributable to increased accounts receivable from Dock Sud of Ch$ 18,284; Edesur’s Ch$ 6,712 increase on account of increased invoicing for services and supplier advances, offset by the drop of the tariff schedule of Resolution 32 and the VAT fiscal credit.  Emgesa’s Ch$14,298 million increase in non-regulated and wholesale markets; Codensa’s Ch$ 11,684 on account of energy sales invoicing to regulated markets; Edelnor’s Ch$ 9,533 million on account of residential clients and energy estimates; Edegel’s Ch$10,668 increase on account of free and regulated clients, Costanera’s Ch$ 1,506 million increase on account of VAT fiscal credits on imports net of collections to regulated markets; and, Enel Brasil’s Ch$30,292 million reduction because of amortizations on sector assets and liabilities.

•         Increased accounts receivable from current related entities of Ch$ 169,458 million, mostly on account of foreign-currency-denominated credits to Endesa Chile of Ch$ 168,192 million.

•         Stock inventory reductions of $ 16,747 million, mostly in Edesur, of Ch$ 22, 897 on account of inventory supplier advances, offset by Codensa’s Ch$ 5,330 million Infrastructure material purchases.

Reduced assets on account of current taxes of Ch$ 18,732 million, mostly due to Enersis Americas’ netting out of PPMs and income taxes.

Reduced assets included in asset groups for divestiture classified as kept for sale or maintained to be distribute to property owners totaling Ch$ 5,323,935 million, resulting from the application of NIFF 5 in December 2015 on account of organizational restructuring approved by the Shareholders’ Meeting of December 18, 2015.

       Reduced Non-current Assets by Ch$ 32,691 million, equivalent to 0.2%, mostly due to:

•         A reduction of real estate properties, plants and equipment totaling Ch$ 118,405 million, mostly corresponding to the new year’s investments of Ch$ 90,709 million, offset by a depreciation of Ch$ 56,777 million, the effect of converting functional currencies of companies amounting to Ch$150,010 and other movements by Ch$2,327 million.

•         Reduced Commercial Accounts receivable and other non-current receivables totaling Ch$ 60,987 million correspondingly mostly to Enel Brasil of Ch$40,681 million, a reduction in acknowledging sector assets and liabilities, a reduction of Ch$ 20,918 that       includes a conversion of Ch$ 49,618 million having a real variation of Ch$ 28,700 million because of the dollarization of the accounts receivable of the Argentinean regulator on account of the construction of Central de Vuelta Obligado (VOSA)  in Endesa Costanera, Central Dock Sud and El Chocón.

• 22 •

•         Increased Intangible Assets other than goodwill of Ch$ 62,388 million, principally by the new investments of the year of Ch$ 52,929 million, partially offset by the year’s depreciation and impairment of Ch$ 19,277 million, the effects of the conversions from the different functional currencies of the companies of Ch$ 31,564 million and by other movements of Ch$ 2,528 million.

•         Reduced Assets on account of deferred taxes of Ch$ 41,717 million, mostly explained by the acknowledgment of the fiscal losses of foreign investments and the effects of converting the different functional currencies of the companies.

•         Reduced Other Non-financial Assets of Ch$ 34,338 million, mostly because of the incremental effects of financial assets and of the conversion of Brazilian reais to Chilean pesos in the Brazilian distributor companies: Ampla and Coelce, for the account receivable from IFRIC 12.

Total liabilities, included those to be distributed to property owners, in addition to the Company’s Total Shareholders’ Equity, show a reduction of Ch$ 3,130,062 million with respect to December 2015.  This is mostly owed to a drop of current liabilities by Ch$ 24,650 million, a drop in Shareholders’ Equity by Ch$ 3,154,381 million, a drop in the liabilities included in the asset groups kept for distribution to property owners amounting to Ch$ 1,945,652 million and to the increase in non-current liabilities by Ch$ 48,969 million.

Liabilities (million Ch$)	mar/16	Dec-15	Change	% Change
		SVS
Current Liabilities	2.535.079	2.559.729	(24.650)	(1,0%)
Non Current Liabilities	2.802.934	2.753.965	48.969	1,8%
Discontinued Operations	-	1.945.652	(1.945.652)	(100,0%)
Total Shareholders' Equity	5.035.427	8.189.808	(3.154.381)	(38,5%)
Attributable to shareholders of the company	3.582.147	6.026.149	(2.444.003)	(40,6%)
Attributable to minority interest	1.453.280	2.163.659	(710.379)	(32,8%)

Total Liabilities and Shareholders' equity	10.373.440	15.449.154	(5.075.714)	(32,9%)

       Non-current liabilities increased by Ch$ 48,969 million, equivalent to a 1.8% variation, mostly explained by:

•         An increase of Other Non-current Financial Liabilities (financial debt and derivatives) of Ch$ 76,565 million, principally for an increase in Ampla of Ch$ 62,335 million on account of Santander Chile bank’s borrowing/deposit of Ch$ 49,889 million plus the effects of converting Brazilian reais to Chilean pesos and transfers to short-term, in Emgesa of Ch$ 78,549 million principally because of a bond placement amounting to Ch$ 113,053 million offset by transferring to short-term a Ch$ 36,608 million bond plus the effects of       converting Colombian pesos to Chilean pesos, in Edelnor of Ch$ 14,923 million mostly because of the new bond issue.  All of the foregoing, was partially offset by a lower debt in Codensa of Ch$ 43,031 million by transferring to short-term bonds totaling Ch$ 84,305 million plus the acquire Bank of Tokyo debt of Ch$ 43,068 million, in Edegel transferring Scotiabank to short-term of Ch$ 14,875 million plus the foreign exchange debt change effects of Ch$ 5,308 million, in Chocón and Costanera of Ch$ 6,806 million on account of foreign exchange difference effects, and in EE Piura of Ch$ 4,036 million transfers to short-term of Ch$ 2,564 million plus the foreign exchange effects.

• 23 •

•         Reduced Commercial Accounts Payable and other Non-current Accounts Payable totaling Ch$ 31,309 million, mostly explained by the conversion effects of Edesur’s and Dock Sud’s debt with CAMMESA.

•         Increased Non-current Other Provisions of Ch$ 17,782 million, mostly attributable to the restatement of legal claims in Brazil and an increase of Emgesa’s environmental provisions.

•         Reduced Liabilities on account of Deferred Taxes amounting to Ch$ 12,319 million, mostly because of the conversion effects of the different functional currencies of the companies.

       Current liabilities diminished very slightly by Ch$ 24,650 million, equivalent to a 1,0% variation, mostly attributable to:

•         A drop in Commercial Accounts and Other Current Accounts Payable totaling Ch$ 40,725 million; such variation is due to reductions because of conversion effects from foreign currencies to Chilean pesos.

•         Increased Other Current Financial Liabilities of Ch$ 51,238 million, mostly due to the increase in Codensa of Ch$ 53,076 million, the transferring of bonds to short-term amounting to Ch$ 84.305 million offset by bond payments amounting to Ch$ 31,224 million and an increase in Ampla and Coelce of Ch$ 12,079 million, mostly because of accrued interest. The foregoing was offset by Emgesa’s reduction of Ch$ 5,276 million by acknowledging accrued interest net of debt interest payments for bonds and Edelnor’s Ch$ 6,469 million bond payments net of accrued interest and new debt.

•         Reduced Liabilities on account of Current Taxes of Ch$ 16,119 million, mostly because of conversion effects of foreign currencies to Chilean pesos.

•         Reduced Accounts Payable to related entities of Ch$ 13,390 million, mostly attributable to the effects of converting foreign currencies to Chilean pesos.

•         Reduced Other Current Provisions of Ch$ 5,997 million, mostly attributable to the effects of converting foreign currencies to Chilean pesos.

•         Reduced Liabilities included in asset groups for divestiture classified as kept for sale or maintained to be distributed to property owners of Ch$ 1,945,652 million, resulting from the application of NIFF 5 on December 2015 on account of the organizational restructuring approved by the Shareholders’ Meeting of December 18, 2015.

       The Shareholders’ Equity dropped by Ch$ 3,154,381 million with respect to December 2015.

•         The portion attributable to the property owners of the controller dropped by Ch$ 2,444,003 million, explained by the year’s income of Ch$ 176,437 million, the drop in       other integral income totaling Ch$ 2,500 million, mostly because of conversion differences of the year of Ch$ 288 million, minus cash flow hedging totaling Ch$ 1,257 million and  minus Other reserves of Ch$ 1,531 million. Additionally, as a result of the spin-off process of the companies, Ch$ 2,229,109 million have been transferred onto Enersis Chile of Capital, and other positive sundry reserves amounting to Ch$ 1,026,023 million and the reduction of accumulated profits totaling Ch$ 1,414,854 million.

• 24 •

•         Non-controlling shareholdings dropped by Ch$ 710,379 million, mostly explained by the year’s income of Ch$ 110,171 million offset by a drop in other integral income of Ch$ 10,097 million, the distribution of the corresponding dividends to minority shareholders totaling Ch$ 163,636 million and minus the effects of the spin-off process of the companies of Ch$ 646,817 million.

• 25 •

The evolution of the main financial indicators, including the discontinued operations considered as if the operation would not have been done, is the following:

Indicator		Unit	mar/16	dez/14	mar/15	Change	% Change

Liquidity	Current liquidity	Times	1,13	1,01	-	0,12	11,9%
	Acid ratio test (1)	Times	1,09	0,97	-	0,12	12,4%
	Working Capítal	MMCh$	335.459	29.897	-	305.562	1022,0%
Leverage	Leverage	Times	1,06	0,65	-	0,41	63,1%
	Short Term Debt	%	47,5%	48,2%	-	(0,7%)	(1,5%)
	Long Term Debt	%	52,5%	51,8%	-	0,7%	1,4%
	Financial Expenses Coverage (2)	Times	2,80	-	4,59	(1,79)	(38,9%)
Profitability	Operating Income/Operating Revenues	%	26,7%	-	25,3%	1,4%	5,6%
	ROE (annualized)%		13,1%	-	11,1%	2,1%	18,8%
	ROA (annualized)%		8,4%	-	7,5%	0,9%	12,6%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity index as of March 2016 reached 1.13 times, showing a variation of 11.9% with respect to December 2015.  The company enjoys an excellent liquidity position as a result of its cash.

The leverage ratio was 1.06 times as of March 31, 2016, increasing by 63.1% since December 31, 2015, mostly because of greater current and non-current liabilities as compared to December 2015.

The hedging against financial costs shows a drop of 1.79 times or the equivalent to 38.9%, going from 4.59 times, in December 2015, to 2.80 times during the current year mostly because of increased financial costs during the year as compared to the previous year and in spite of a slight EBITDA increase.

The profitability index, measured in terms of operating result over operating revenues increased by 1.4%, reaching 26.7% as of March 2016.

On the other hand, the return on equity of the controller’s property owners (controller) reached 13.1%, with an increase of 18.8% with respect to the previous year, as a result of a better income of the controller.

The return on assets increased from 7.5% in December 2015, to 8.4% during the current year, mostly due to the better total income of the year.

• 26 •

MAIN CASH FLOWS

During this year, the Company generated a negative cash flow of Ch$ 97,750 million, broken down as follows:

Cash Flow (million Ch$)	mar/16	mar/15	Change	% Change

From Operating Activities	387.424	388.912	(1.488)	(0,4%)
From Investing Activities	(231.582)	(454.094)	222.512	(49,0%)
From Financing Activities	(253.592)	(312.488)	58.896	(18,8%)

Net Cash Flow	(97.750)	(377.670)	279.920	(74,1%)

* Includes continuing and discontinued operations

As of March 31, 2016, the activities of the operation generated a net cash flow of Ch$ 387,424 million, showing a 0.4% drop compared to the previous year.  This flow was mostly comprised of sale proceeds and other income of Ch$ 89,359 million, offset by payments to suppliers of Ch$ 1,055,506 million, payroll payments to employees of Ch$ 131,773 million, payment of Ch$ 103.139 in profit taxes and other operating payments of Ch$ 517,455 million.

Investment activities generated a negative net cash flow of Ch$ 231,582 million, which is mostly explained by disbursements on account of the incorporation of real estate property and plant and equipment of Ch$ 178,138 million, the incorporation of intangible IFRIC 12 assets for Ch$ 55,792 million, payment of derivatives of futures and financial swap contracts for Ch$ 3,412 million, withdrawals of +90-day investments totaling Ch$ 61,706 million.  The foregoing offset by +90-day investments totaling Ch$ 3,018 million, collections on futures contracts, options terminations and financial swaps totaling Ch$ 6,352 million, income from a real estate sale amounting to Ch$ 15,230 million, interest payments received of Ch$ 19,053 million, and other cash income totaling Ch$ 23,812 million.

The financing activities generated a net negative cash flow of Ch$ 253,592 million, mainly because of loan payments totaling Ch$ 192,597 million, dividend payments of Ch$ 105,960 million, interest payments of Ch$ 66,346 million, payments to minority shareholders for Pehuenche’s equity drop of Ch$ 1,805 million and other incoming and outgoing cash totaling Ch$ 216,344 million resulting from the splitting of cash and cash equivalent in the Company’s restructuring process offset by loans totaling Ch$ 316,418 million and a loan of Enersis Chile to Enersis Americas of Ch$ 12,541 million.

• 27 •

The following table shows Disbursements on account of the incorporation of Property, Plant and Equipment and their Depreciation, including discontinued operations, for the years as of March 2016 and 2015:

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	mar/16	mar/15	mar/16	mar/15

Endesa Chile	48.519	132.925	-	-
Endesa Américas	36.391	-	25.522	27.728
Cachoeira Dourada	655	4.094	1.085	1.410
CGTF	2.237	10.598	1.267	1.617
CIEN	223	388	2.357	3.163
Chilectra S.A.	11.502	14.375	-	-
Edesur S.A.	17.902	50.256	2.564	2.901
Edelnor S.A.	22.829	33.721	7.608	6.964
Ampla (*)	37.576	35.034	10.903	11.363
Coelce (*)	18.216	23.124	7.203	8.131
Codensa S.A.	35.221	34.417	13.024	15.015
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	51	27	-	-
Holding Enersis and investment companies	1.208	1.048	114	(111)
Cemsa	100	-	10	6
Dock Sud	584	25.783	2.999	1.454
EE Piura	716	2.193	1.398	1.367

Total	233.930	367.983	76.055	81.008

(*) Includes intangible assets concessions

• 28 •

MAIN RISKS RELATED TO THE OPERATIONS OF ENERSIS AMÉRICAS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them could affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations, both in Chile as well as in the other countries in which they operate.  Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results

Such new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future income.

The Group’s operations are subject to wide-ranging environmental regulations that Enersis Américas continuously meets.  Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enersis Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enersis Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The operations of the Enersis Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enersis has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.  The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Rate of interest risk

• 29 •

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The objective of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enersis Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Net position:

	31-03-2016%	31-12-2015%
Fixed Interest Rate	38%	30%

21.1  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

-           Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-           Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

-           Income of Group companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-           Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enersis Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.2  Commodities risk.

• 30 •

The Enersis Américas Group is exposed to the risk of price variations of certain commodities, primarily through:

Fuel purchases in the process of electric energy generation.

Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of March 31, 2016 and December 31, 2015, there were no commodities hedging operations in effect.

21.3  Liquidity risk.

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 19, 21 and Annex 5 hereunder).

As of March 31, 2016 the Enersis Américas Group had a liquidity position of M$ 1,224,208,278 in cash and cash equivalents and of M$ 106,720,952 in unconditionally-available long-term lines of credit.  As of December 31, 2015, the Enersis Américas Group’s liquidity position amounted to M$ 1,185,163,344 in cash and cash equivalent and M$ 34,332,376 in unconditionally-available long-term lines of credit.

21.4  Credit risk.

The Enersis Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

Compared to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation.  The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a

• 31 •

cause for contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with institutions with investment grade credit rating.

Risk Management.

The Enersis Américas Group prepares a Value at Risk (VaR) measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-           Financial debt.

-           Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio; which includes:

-           The USD Libor rate of interest.

-           The various currencies in which our companies operate, the habitual local indices of bank practices.

-           The exchange rates of the different currencies implied in the calculation.

• 32 •

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: Ch$ 89,617,176 million.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enersis and its subsidiary Endesa Chile is subject to cross-default provisions.  If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of these companies may eventually become callable.

Non-payment of debt of these companies –after any applicable grace period- or in the case of Endesa Chile, whose individual not-fully-paid capital may exceed the equivalent of US$ 50 million and whose arrears amount also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international line of credit.  Moreover, this loan includes provisions according to which certain events other than non-payment, in Endesa Chile, such as bankruptcy, insolvency, final and adverse court rulings for an amount over US$ 100 million and the expropriation of assets, among others, may cause the acceleration of these credits.

On the other hand, non-payment of any debt of Enersis and Endesa Chile or of any of their Chilean subsidiaries -after any applicable grace period- for a capital amount in excess of US$ 30 million, may lead to the mandatory acceleration of the Yankee Bonds.  Albeit, in the specific case of Endesa Chile’s Yankee Bond, issued in April 2014 with expiration in 2024, that threshold is of US$ 50 million.

Finally, in the case of the local bonds and the lines of credit of Enersis Américas and Endesa Chile, the accelerated payment of such debt is only triggered by Debtor non-performance. These lines were closed early on January 18, 2016 and no withdrawals (disbursements) were made from them since their subscription.  New lines of credit are currently being negotiated and are expected to be subscribed during February of 2016 under similar contractual conditions than the previous ones, albeit considering the new corporate structure.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of these companies by risk classification agencies may generate an obligation to make debt prepayments.

• 33 •

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Compared to the assets of higher importance, we should mention the following:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The Goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a Subsidiary Company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly.  (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment.  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the Cash Generating Unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

In sum, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N°2 and 3 of these Financial Statements.

***

• 34 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 5, 2016